AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 16, 2005

                                              SECURITIES ACT FILE NO. 333-118854
                                       INVESTMENT COMPANY ACT FILE NO. 811-21173

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1 )

                           MAN-GLENWOOD LEXINGTON, LLC
                           ---------------------------
                                (NAME OF ISSUER)

                           MAN-GLENWOOD LEXINGTON, LLC
                           ---------------------------
                      (NAMES OF PERSON(S) FILING STATEMENT)

                       UNITS OF INTEREST, PAR VALUE $0.01
                       ----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   561649 10 4
                                   -----------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               STEVEN ZORIC, ESQ.
                           MAN-GLENWOOD LEXINGTON, LLC
                         123 N. WACKER DRIVE, 28TH FLOOR
                                CHICAGO, IL 60606
                                 (312) 881-6500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                  --------------------------------------------

                                   COPIES TO:
                             MICHAEL S CACCESE, ESQ.
                   KIRKPATRICK & Lockhart Nicholson Graham LLP
                                 75 State Street
                              Boston, MA 02109-1808

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington, LLC (the "Fund") relating to an offer to purchase (the "Offer") up to $15,000,000 of units of interests ("Units") in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of Units as of September 30, 2005 and originally filed with the Securities and Exchange Commission on August 1, 2005, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on September 30, 2005 (the "Expiration Date"). Pursuant to the Offer, $8,238,210.50 of Units were tendered and accepted by the Fund, at a net asset value of $109.54 as determined as of September 30, 2005.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     MAN-GLENWOOD LEXINGTON, LLC



                                                   By: /s/ John B. Rowsell
                                                       -------------------------
                                                       John B. Rowsell
                                                       President

November 16, 2005